UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 34437 / December 13, 2021

In the Matter of

SEI ASSET ALLOCATION TRUST
SEI DAILY INCOME TRUST
SEI INSTITUTIONAL INTERNATIONAL TRUST
SEI INSTITUTIONAL INVESTMENTS TRUST
SEI INSTITUTIONAL MANAGED TRUST
SEI TAX EXEMPT TRUST
ADVISER MANAGED TRUST
NEW COVENANT FUNDS
SEI CATHOLIC VALUES TRUST
SEI INVESTMENTS MANAGEMENT CORPORATION

1 Freedom Valley Drive
Oaks, Pennsylvania 19456

(812-15268)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(c) OF THE ACT

SEI Asset Allocation Trust, SEI Daily Income Trust, SEI Institutional International Trust, SEI Institutional Investments Trust, SEI Institutional Managed Trust, SEI Tax Exempt Trust, Adviser Managed Trust, New Covenant Funds, SEI Catholic Values Trust (each a "Trust") and SEI Investments Management Corporation ("Adviser") filed an application on September 27, 2021 requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from section 15(c) of the Act. The order permits a Trust and the Adviser to enter into and materially amend subadvisory agreements with sub-advisers that have been approved by the vote of a majority of the members of the Trust's board of trustees at a non-in-person meeting.

On November 15, 2021, a notice of the filing of the application was issued (Investment Company Act Release No. 34418). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by SEI Asset Allocation Trust, et al. (File No. 812-15268) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

                                                    J. Matthew DeLesDernier
                                                    Assistant Secretary